                                                Issuer Free Writing Prospectus
                                                    Filed Pursuant to Rule 433
                      Registration Statement Nos. 333-132370 and 333-132370-01
                                                        Relating to Prospectus
                                             Filed Pursuant to Rule 424 (b) (2)


OFFERING SUMMARY
(RELATED TO THE PROSPECTUS SUPPLEMENT,
SUBJECT TO COMPLETION, DATED MARCH 21, 2006)

CITIGROUP FUNDING INC.
PAYMENTS DUE FROM CITIGROUP FUNDING INC.
FULLY AND UNCONDITIONALLY GUARANTEED BY
CITIGROUP INC.

   STOCK MARKET UPTURN NOTES(SM)
   BASED UPON THE
   NASDAQ-100 INDEX(R)

   DUE:      , 2007

CITIGROUP FUNDING INC., THE ISSUER, AND CITIGROUP INC., THE GUARANTOR, HAVE FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT (FILE NO. 333-132370) AND THE OTHER DOCUMENTS CITIGROUP FUNDING AND CITIGROUP HAVE FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT CITIGROUP FUNDING, CITIGROUP AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV. ALTERNATIVELY, YOU CAN REQUEST THE PROSPECTUS BY CALLING TOLL-FREE 1-877-858-5407.

 Investment Products    Not FDIC Insured    May Lose Value    No Bank Guarantee

MARCH 21, 2006

                                                                [CITIGROUP LOGO]

                         STOCK MARKET UPTURN NOTES(SM)
                       BASED UPON THE NASDAQ-100 INDEX(R)
                        DUE                      , 2007

This offering summary represents a summary of the terms and conditions of the Stock Market Upturn Notes. We encourage you to read the preliminary prospectus supplement and accompanying prospectus related to this offering.

                             OVERVIEW OF THE NOTES

     The Stock Market Upturn Notes(sm) are equity-linked investments that offer investors leveraged participation in the growth potential of an underlying index up to a maximum total return level. The notes do not pay any periodic interest during their life. Instead, the return on these notes, which could be positive, negative or zero, is paid at maturity and is based on the performance of an equity index. If the performance of the underlying equity index is positive then investors will participate in that performance at a rate greater than 100% (i.e. 200%) until the maximum total return level of the notes is reached. If the performance of the underlying equity index is negative then investors will participate fully in such decline. As such, THE NOTES ARE NOT PRINCIPAL PROTECTED, which means that if the performance of the underlying equity index is negative, the value of the notes at maturity will be less than the amount of an investor's initial investment and could be zero. In addition, the notes do not offer current income, which means that you will not receive any periodic interest or other payments on the notes prior to maturity. Moreover, you will not receive any dividend payments or other distributions, if any, on the stocks comprising the Underlying Index.

     The notes may be an attractive investment for traditional equity investors, including, among others:

     - Investors possessing a moderate growth view on the underlying index who are looking for leveraged upside exposure to such index, subject to maximum total return, and who can withstand the risk of losing the principal amount of their investment.

     - Investors who seek to add an equity index-linked investment to further diversify their portfolio.

     - Current or prospective holders of exchange-traded funds and index funds benchmarked to the underlying index.

     The notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding's parent company. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the notes is not guaranteed.

           HOW THE UPTURN NOTES BASED UPON THE NASDAQ-100 INDEX WORK

     The Stock Market Upturn Notes(sm) Based Upon the Nasdaq-100 Index(R) due
           , 2007, or the Notes, are equity-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately 15 months. At maturity, you will receive an amount in cash equal to your initial investment plus an Index Return Amount, which may be positive, zero or negative. Because the Index Return Amount may be negative, the amount you receive at maturity of the Notes could be less than the amount of your initial investment and could be zero. The Index Return Amount depends on the Index Return, the percentage increase or decrease in the Ending Value of the Underlying Index from the Starting Value. The Index Return will be capped at a rate to be determined on the Pricing Date. If the Ending Value is less than the Starting Value, the payment you receive at maturity will be directly linked to the percentage decrease in the Ending Value from the Starting Value, in which case you will receive less than the amount of your initial investment in the Notes. If the Ending Value is equal to the Starting Value, at maturity you will receive the amount of your initial investment. If the Ending Value is greater than the Starting Value, the payment you receive at maturity will be based on the Index Return, subject to a maximum level of approximately 8.25% to 9.25% (to be determined on the Pricing Date), and a Participation Rate of 200% (or a maximum total return level of approximately 16.5% to 18.5%), in which case you will receive more than the amount of your initial investment in the Notes.

     Capitalized terms used in this summary are defined in "Preliminary Terms" on the following page.

                               PRELIMINARY TERMS

     ISSUER:                         Citigroup Funding Inc.

     ..............................................................................................................................
     GUARANTEE:                      Payments due on the Notes are fully and unconditionally
                                     guaranteed by Citigroup Inc., Citigroup Funding's parent
                                     company; however, because the Notes are not principal
                                     protected, you may receive a payment at maturity with a
                                     value less than the amount you initially invest
     ..............................................................................................................................
     RATING OF THE ISSUER'S          Aa1/AA- (Moody's/S&P) based upon the Citigroup guarantee of
     OBLIGATIONS:                    any payments due on the Notes
     ..............................................................................................................................
     PRINCIPAL PROTECTION:           None
     ..............................................................................................................................
     SECURITY:                       Stock Market Upturn Notes(sm) Based Upon the Nasdaq-100
                                     Index(R)
     ..............................................................................................................................
     PRICING DATE:                              , 2006
     ..............................................................................................................................
     ISSUE DATE:                     Approximately three business days after the Pricing Date
     ..............................................................................................................................
     VALUATION DATE:                 Approximately 15 months after the Pricing Date
     ..............................................................................................................................
     MATURITY DATE:                  Approximately 15 months after the Issue Date
     ..............................................................................................................................
     UNDERLYING INDEX:               Nasdaq-100 Index(R)
     ..............................................................................................................................
     ISSUE PRICE:                    $10.00 per Note
     ..............................................................................................................................
     COUPON:                         None
     ..............................................................................................................................
     PAYMENT AT MATURITY:            For each $10.00 Note, $10.00 plus an Index Return Amount,
                                     which may be positive, zero or negative
     ..............................................................................................................................
     INDEX RETURN AMOUNT:            - If the Index Return is positive, $10 * Participation Rate
                                       * Index Return
                                     - If the Index Return is zero, $0
                                     - If the Index Return is negative, $10 * Index Return
     ..............................................................................................................................
     INDEX RETURN:                   Will equal the following fraction, expressed as a
                                     percentage:
                                     Ending Value - Starting Value
                                     ------------------
                                     Ending Value
                                     provided that the Index Return cannot be greater than a
                                     maximum level which is expected to be between approximately
                                     8.25% and 9.25% (to be determined on the Pricing Date)
     ..............................................................................................................................
     STARTING VALUE:                 The closing value of the Underlying Index on the Pricing
                                     Date
     ..............................................................................................................................
     ENDING VALUE:                   The closing value of the Underlying Index on the Valuation
                                     Date
     ..............................................................................................................................
     PARTICIPATION RATE:             200%
     ..............................................................................................................................
     LISTING:                        Application will be made to list the Notes on the Nasdaq
                                     Stock Market under the symbol "SFSU"
     ..............................................................................................................................
     CALCULATION AGENT:              Citigroup Global Markets Inc.
     ..............................................................................................................................
     UNDERWRITING DISCOUNT:          1.5%
     ..............................................................................................................................
     FEES AND CONFLICTS:             Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further,
                                     Citigroup Funding expects to hedge its obligations under the
                                     Notes through the trading of the stocks comprising the
                                     Underlying Index or other instruments, such as options,
                                     swaps or futures, based upon the Underlying Index by one or more of its affiliates. Each of Citigroup Funding's or its affiliates' hedging activities and Citigroup Global Markets'
                                     role as the Calculation Agent for the Notes may result in a conflict of interest.
     ..............................................................................................................................

                             BENEFITS OF THE NOTES

- GROWTH POTENTIAL. The Notes provide investors with the possibility of leveraged capital appreciation. Investors may capture up to approximately two times the upside return on the Underlying Index subject to a maximum total return of approximately 16.5% and 18.5% (to be determined on the Pricing
   Date) over the term of the Notes.

- DIVERSIFICATION. The Notes may provide a degree of diversification within the large capitalization portion of an investor's portfolio through exposure to the Underlying Index.

                         KEY RISK FACTORS FOR THE NOTES

An investment in the Notes involves significant risks. While some of these risks are summarized below, please review the "Risk Factors Relating to the Notes" section of the preliminary prospectus supplement related to this offering for a full description of risks.

- POTENTIAL FOR LOSS. The maturity payment on the Notes will depend on the value of the Underlying Index on the Valuation Date. If the value of the Underlying Index on the Valuation Date is below the Starting Value, the maturity payment you receive will be less than the amount of your initial investment and could be zero, even if the value of the Underlying Index exceeded the Starting Value at one or more times over the term of the Notes.

- APPRECIATION MAY BE LIMITED. While the Notes provide you with an opportunity to participate in the potential appreciation of the Underlying Index on a leveraged basis, the maximum return on the Notes will be capped even though you will be subject to the full risk of a decline in the value of the Underlying Index. If the Ending Value of the Underlying Index exceeds the Starting Value by an amount greater than the potential maximum return on the Notes, the return on the Notes will be less than the return on an investment in the stocks comprising the Underlying Index or a similar security that was directly linked to the Underlying Index but was not subject to an appreciation cap. (See the examples under "Hypothetical Maturity Payments" below).

- POTENTIAL FOR A LOWER COMPARABLE YIELD. The Notes do not pay any interest. As a result, if the Ending Value of the Underlying Index does not increase sufficiently from its Starting Value, taking into account the Participation Rate, the effective yield on the Notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

- NO PERIODIC PAYMENTS. You will not receive any periodic payments of interest or any other periodic payments on the Notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks comprising the Underlying Index.

- SECONDARY MARKET MAY NOT BE LIQUID. Citigroup Funding will apply to list the Notes on the Nasdaq Stock Market, but any secondary market that does develop may not be liquid and may not continue for the term of the Notes. Although Citigroup Global Markets intends to make a market in the Notes, it is not obligated to do so.

- RESALE VALUE OF THE NOTES MAY BE LOWER THAN YOUR INITIAL INVESTMENT. Due to, among other things, changes in the prices of and dividend yields on the stock comprising the Underlying Index, interest rates, the earnings performance of the issuers of the stocks comprising the Underlying Index, other economic conditions and Citigroup Funding and Citigroup's perceived creditworthiness, the Notes may trade at prices below their initial issue price of $10 per Note. You could receive substantially less than the amount of your initial investment if you sell your Notes prior to maturity.

- CITIGROUP CREDIT RISK. The Notes are subject to the credit risk of Citigroup, Citigroup Funding's parent company and the guarantor of the payments due on the Notes.

                            THE NASDAQ-100 INDEX(R)

    GENERAL. The Nasdaq-100 Index(R) is published by The Nasdaq Stock Market, Inc., which we refer to as Nasdaq, and is intended to provide an indication of the pattern of common stock price movement. The Nasdaq-100 Index is a modified capitalization-weighted index of 100 of the largest and most actively traded stocks of non-financial companies listed on the Nasdaq National Market tier of The Nasdaq Stock Market. The Nasdaq-100 Index was first published in January 1985 and includes companies across a variety of major industry groups.

    The Nasdaq-100 Index share weights of the component securities, or underlying stocks, of the Nasdaq-100 Index at any time are based upon the total shares outstanding in each of the 100 securities in the Nasdaq-100 Index and are additionally subject, in certain cases, to rebalancing to ensure that the relative weighting of the underlying stocks continues to meet minimum pre-established requirements for a diversified portfolio. Accordingly, each underlying stock's influence on the value of the Nasdaq-100 Index is directly proportional to the value of its Nasdaq-100 Index share weight. At any moment in time, the value of the Nasdaq-100 Index equals the aggregate value of the then current Nasdaq-100 Index share weights of each of the component 100 underlying stocks multiplied by each such security's respective last sale price on The Nasdaq Stock Market, and divided by a scaling factor (the "divisor") which becomes the basis for the reported Nasdaq-100 Index value. The divisor serves the purpose of scaling such aggregate value (otherwise in the trillions) to a lower order of magnitude which is more desirable for Nasdaq-100 Index reporting purposes.

    The following graph illustrates the historical performance of the Nasdaq-100 Index based on the closing values thereof at the end of each month from April 1985 through February 2006. Past movements of the Nasdaq-100 Index are not necessarily indicative of future Nasdaq-100 Index values.

                (HISTORICAL NASDAQ-100 INDEX PERFORMANCE GRAPH)

    The closing value of the Nasdaq-100 Index on March 21, 2006 was 1672.47. Monthly historical closing values for the Nasdaq-100 Index and additional information on the Nasdaq-100 Index, including its makeup, method of calculation and changes in its components, are included in the preliminary prospectus supplement related to this offering under "Description of the Nasdaq-100 Index(R)."

    LICENSE AGREEMENT. Nasdaq and Citigroup Global Markets Inc., Citigroup Funding's affiliate, have entered into a nonexclusive license agreement providing for the license to Citigroup Global Markets Inc., in exchange for a fee, of the right to use indices owned and published by Nasdaq in connection with certain securities, including the Notes.

    The license agreement between Nasdaq and Citigroup Global Markets Inc. provides that the following language must be stated in this prospectus supplement.

    The Notes are not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, is referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Notes. The Corporations make no representation or warranty, express or implied to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to Citigroup Global Markets Inc. and its affiliates (the "Licensee") is in the licensing of the Nasdaq-100(R), Nasdaq-100 Index(R), and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to the Licensee or the Notes. Nasdaq has no obligation to take the needs of the Licensee or the owners of the Notes into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Notes.

    THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATIONS OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

    All disclosures contained in this prospectus supplement regarding the Nasdaq-100 Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by Nasdaq. None of Citigroup Funding, Citigroup, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following summarizes certain federal income tax considerations for U.S. investors that are initial holders of the Notes and that hold the Notes as capital assets.

     For U.S. federal income tax purposes, the Notes generally should be treated as a cash-settled capped variable forward contract on the value of the Underlying Index at maturity, under which an amount equal to the purchase price of the Notes is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder's payment obligation under the forward contract. Thus a holder's tax basis in the Notes generally should equal the holder's cost for the Notes, and gain or loss realized upon a sale or maturity of the Notes should be long-term capital gain or loss if the Notes have been held for more than one year at the time of disposition.

     No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the Notes should consult his or her tax advisor in determining the tax consequences of an investment in the Notes.

     In the case of a holder of a Note that is not a U.S. person the payments made with respect to the Notes will not be subject to U.S. withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form). Any capital gain realized upon the sale or other disposition of the Notes should not be subject to U.S. federal income tax if:

     1. such gain is not effectively connected with a U.S. trade or business of such holder, and

     2. in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

     You should refer to the preliminary prospectus supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

                         HYPOTHETICAL MATURITY PAYMENTS

    The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Values on the amount payable on the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

    - Issue Price: $10.00

    - Maximum Index Return: 8.75%

    - Starting Value: 1650
    - Participation Rate: 200%

    - Annualized dividend yield of the Underlying Index: 0.39%


                          TOTAL RETURN      TOTAL RETURN
ENDING                       ON THE            ON THE      INDEX RETURN   MATURITY PAYMENT
VALUE    INDEX RETURN   UNDERLYING INDEX*      NOTES          AMOUNT          PER NOTE
    0      -100.00%          -99.51%          -100.00%       -$10.00            $0.00
  825       -50.00%          -49.51%           -50.00%        -$5.00            $5.00
 1238       -25.00%          -24.51%           -25.00%        -$2.50            $7.50
 1279       -22.50%          -22.01%           -22.50%        -$2.25            $7.75
 1320       -20.00%          -19.51%           -20.00%        -$2.00            $8.00
 1361       -17.50%          -17.01%           -17.50%        -$1.75            $8.25
 1403       -15.00%          -14.51%           -15.00%        -$1.50            $8.50
 1444       -12.50%          -12.01%           -12.50%        -$1.25            $8.75
 1485       -10.00%           -9.51%           -10.00%        -$1.00            $9.00
 1526        -7.50%           -7.01%            -7.50%        -$0.75            $9.25
 1568        -5.00%           -4.51%            -5.00%        -$0.50            $9.50
 1609        -2.50%           -2.01%            -2.50%        -$0.25            $9.75
 1650         0.00%            0.49%             0.00%         $0.00           $10.00
 1691         2.50%            2.99%             5.00%         $0.50           $10.50
 1733         5.00%            5.49%            10.00%         $1.00           $11.00
 1774         7.50%            7.99%            15.00%         $1.50           $11.50
 1815        10.00%           10.49%            17.50%         $1.75           $11.75
 1856        12.50%           12.99%            17.50%         $1.75           $11.75
 1898        15.00%           15.49%            17.50%         $1.75           $11.75
 1939        17.50%           17.99%            17.50%         $1.75           $11.75
 1980        20.00%           20.49%            17.50%         $1.75           $11.75
 2021        22.50%           22.99%            17.50%         $1.75           $11.75
 2063        25.00%           25.49%            17.50%         $1.75           $11.75

---------------

* Assumes dividend yield on the Underlying Index is compounded annually and is not re-invested.

    The examples above are for purposes of illustration only. The actual Index Return Amount will depend on the actual Starting Value, Ending Value, cap on the Index Return and Participation Rate.

                     ERISA AND IRA PURCHASE CONSIDERATIONS

     Employee benefit plans that are subject to ERISA, entities the assets of which are deemed to constitute assets of such plans, and government or other plans subject to laws substantially similar to ERISA are NOT permitted to purchase the Notes.

     Individual retirement accounts, individual retirement annuities and Keogh Plans will be permitted to purchase or hold the Notes as long as (1) no Citigroup Global Markets affiliate or employee manages the account or provides advice to the account that serves as a primary basis for the account's decision to purchase or hold the Notes, (2) if the account is owned by a Citigroup Global Markets employee, the employee does not receive any compensation as an employee (such as, for example, an addition to bonus) based on the purchase of Notes by his/her account and (3) any SEP, Simple or Keogh Plans that purchase Notes cover only owners and not employees.

                           ADDITIONAL CONSIDERATIONS

     If no closing value of the Nasdaq-100 Index is available on the Valuation Date, the Calculation Agent may determine the Ending Value in accordance with the procedures set forth in the preliminary prospectus supplement related to this offering. In addition, if the Nasdaq-100 Index is discontinued, the Calculation Agent may determine the Ending Value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the Nasdaq-100 Index prior to any such discontinuance. You should refer to the sections "Description of the Notes--Index Return Amount" and "--Discontinuance of the Nasdaq-100 Index" in the preliminary prospectus supplement related to this offering for more information.

     Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

     Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

    "Nasdaq-100 Index(R)," "Nasdaq-100(R)," and "Nasdaq(R)" are trademarks of The Nasdaq Stock Market, Inc. and have been licensed for use by Citigroup Global Markets Inc. The Notes have not been passed on by The Nasdaq Stock Market, Inc. as to their legality or suitability. The Notes are not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. and The Nasdaq Stock Market, Inc. make no warranties and bear no liability with respect to the Notes.

Stock Market Upturn Notes (sm) is a service mark of Citigroup Global Markets
Inc.

(C) 2006 Citigroup Global Markets Inc. Member SIPC. CITIGROUP and the Umbrella Device are trademarks and service marks of Citigroup Inc. and its affiliates and are used and registered throughout the world.